Exhibit (d)(11)


                  McDERMOTT INTERNATIONAL COMPLETES ACQUISITION
                               OF J. RAY McDERMOTT


FOR IMMEDIATE RELEASE: July 30, 1999                                      99-15

NEW ORLEANS, LA, July 30 -- McDermott International, Inc. (NYSE:MDR) announced today that it has completed its acquisition of J. Ray McDermott, S.A. (formerly NYSE:JRM). The acquisition was completed through the merger of International's wholly owned subsidiary, McDermott Acquisition Company, Inc., with and into J. Ray McDermott. The merger follows International's acquisition in a tender offer of approximately 99% of the outstanding J. Ray McDermott common shares that it did not already own for $35.62 per share in cash. The merger was approved by J. Ray McDermott's shareholders at a special meeting held today.

     Under the terms of the merger, all remaining J. Ray McDermott shareholders will receive, without interest, $35.62 in cash upon surrender of the certificates for their shares to First Chicago Trust Company of New York, as Paying Agent. A Notice of Merger and Letter of Transmittal for surrendering shares will be mailed promptly to all remaining holders of record of J. Ray McDermott common stock. In connection with the merger, J. Ray McDermott will terminate the registration of its shares with the Securities and Exchange Commission. J. Ray McDermott's shares were previously delisted from the New York Stock Exchange following the completion of the tender offer by McDermott International.

     As a result of the merger, J. Ray McDermott, S.A. is now a wholly owned subsidiary of McDermott International. J. Ray McDermott's businesses will continue to operate under the name J. Ray McDermott.

     McDermott International is a leading worldwide energy services company. The company and its subsidiaries manufacture steam-generating equipment, environmental equipment, and products for the U.S. government. They also provide engineering and construction services for industrial, utility, and hydrocarbon processing facilities, and to the offshore oil and natural gas industry.
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P.2/McDermott

CONTACTS:

         Investor Relations                          Media Relations
         Don Washington                              Pierre DeGruy
         504-587-4080                                504-587-6451


For more information about McDermott, visit our web site: www.mcdermott.com





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